Exhibit T3G-2

Post-Reorganization Chart of the Applicants

(1)	If the Plan is consummated, Trump Entertainment Resorts, Inc. will beneficially own an aggregate of 100% of the general partnership interests and approximately 23.5% of the profits interests of Trump Entertainment Resorts Holdings, LP under the limited partnership agreement of Trump Entertainment Resorts Holdings, LP, which percentage is subject to change prior to the Effective Date.

(2)	If the Plan is consummated, Donald J. Trump will beneficially own an aggregate of approximately 76.5% of the profits interests of Trump Entertainment Resorts Holdings, LP under the limited partnership agreement of Trump Entertainment Resorts Holdings, LP, which percentage is subject to change prior to the Effective Date.